December 20, 2004


Ron Sparks
President and Chief Executive Officer
Medical Device Manufacturing, Inc.
200 West 7th Avenue
Collegeville, Pennsylvania 19426-0992

Re:	Medical Device Manufacturing, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
      Filed December 7, 2004
	File No. 333-118675

Dear Mr. Sparks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your December 2, 2004 letter to the staff on EDGAR as correspondence.

The Transactions - Page 35
2. See prior comment 4. Please revise to quantify each of the transactions, including the merger, the repurchase of Class C redeemable preferred stock, the payment of dividends to Class A and separately Class C preferred shareholders, and the issuance and sale of the old notes. Also clarify the type of consideration paid, where applicable.

Contractual Obligations and Commitments - Page 60
3. See prior comments 9 and 11. Please reconcile the amounts presented in the tables to the amounts presented and disclosed in your financial statements and notes. Under paragraph 16(b) of SFAS 13, you should disclose aggregate future minimum rental payments under operating leases. Why does the amount of other long-term obligations in the December 31, 2003 table of $9,621,000 not agree to the amount of other long-term liabilities as of December 31, 2003 shown on page F-3 of $13,314,000? You should reflect all other long-
term liabilities as reflected on your balance sheet under GAAP.
See
Item 303(a)(5) of Regulation S-K. Also tell us why the table reflects
the obligation as current (i.e., due in less than one year) while the
balance sheet reflects the amount as long-term.
4. See prior comment 9. Due to the fact that your December 31,
2003
table excludes purchase obligations that you are not able to calculate and since your contractual obligations and commitments have changed materially due to the Transactions, please revise the table as of September 30, 2004 to present all of the specified categories of Item 303(a)(5) of Regulation S-K, including the amount of your other long-term liabilities as reflected on your balance sheet under
GAAP in the table.

Security Ownership of Certain Beneficial Owners and Management -
Page
88
5. We note your response to comment 14. Please revise your disclosures in footnote (4) to the beneficial ownership table to clarify the relationship between DLJ Merchant Banking Partners III,
L.P., DLJ Merchant Banking III, L.P., DLJ Merchant Banking III,
Inc.,
Credit Suisse First Boston LLC, and the "related funds" identified in that footnote, rather than just stating that DLJ Merchant Banking Partners III, L.P. and the related funds "form a part of Credit Suisse First Boston`s Alternative Capital Division." Please also disclose, if true, that all investments for DLJ Merchant Banking Partners III, L.P. and the related funds are made by an investment committee. In addition, please disclose the general nature, composition and structure of that investment committee, including the method used to determine membership of the committee.

Medical Device Manufacturing, Inc. - Financial Statements - Page
F-2

Consolidated Statements of Cash Flows - Page F-6
6. It appears that you reflect the sale of the pushed down redeemable and convertible preferred stock of parent company in 2003 as a capital infusion from parent. This presentation is not consistent with treating these shares as being pushed down in your financial statements. Please revise or advise.

Note 1. Summary of Significant Accounting Policies - Page F-7
7. See prior comment 16. We note that you have elected, between two different balance sheet classification methods, to make no accounting entries based upon the initial measurement of compensation, instead of reporting the entire amount of measured compensation as deferred compensation. As such, please revise to highlight your accounting method selection in your accounting policies footnote.
8. We note your response to our prior comment 19 and require additional information. Your response from the February 14, 2001 letter to comment 81 also contains similar information that only one subsidiary has had customer relationships for 20 years or more. Please supplementally provide a detailed explanation of your analysis of the estimate of useful lives of your customer base as requested in our prior comment. It does not appear as though all customers have a relationship lasting 20 years or more and as such, the proper matching of revenues and expenses is not achieved. With only one subsidiary having such lengthy relationships, please explain why this was chosen for all customer bases acquired. Please also note that you should use the average expected life and not the maximum life of a single or a few customers.
9. See prior comment 20. For actual returns processed in 2001, 2002,
2003 and 2004, please tell us the total amount processed and then segregate the returns by the year to which the return relates. Provide an analysis using this data of your reserve requirements vs.
your actual reserve balance as of December 31, 2001, 2002, and 2003, and September 30, 2004. Tell us why this information is not included in Schedule II.

Note 5. Goodwill and Other Intangible Assets - Page F-17
10. See prior comment 8. It appears that APB 16 was applicable to the acquisition of American Technical Molding, Inc. which occurred in December 2000. Under APB 16, goodwill represents the excess of the cost of the acquired company over the sum of amounts assigned to identifiable assets acquired less liabilities assumed. Therefore, we question why you believe it was appropriate to record goodwill from this acquisition based upon "a discounted cash flow analysis which utilized annual sales growth of 10% to 15%." Please revise or advise.
11. See prior comment 8. Please tell us and disclose the total amount of the purchase price and the total amount of the purchase price allocated to goodwill, developed technology and know-how, and customer base. Discuss the additional amount allocated to goodwill in
2001 related the earn-out payment. It should be clear from your disclosure whether or not you wrote off all of the goodwill and intangible related to this acquisition. Tell us how you determined the amount to allocate to the customer base. Also explain how any assumptions used in the initial measurement that changed in measuring the amount of the impairment.
12. See prior comment 8. You should test goodwill for impairment at the reporting unit level. You should use the two-step impairment test discussed in paragraphs 19 - 22 of SFAS 142 to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). Impairment should be based upon the excess of the carrying amount of goodwill over its implied fair value. Your disclosure related to the impairment loss recognized in fiscal 2002 discusses goodwill at the acquisition level. In addition, the disclosure indicates the goodwill impairment was measured based upon a cash flow forecast to determine the value of goodwill. Please tell us how your accounting, measurement, and disclosure comply with
SFAS 142. Provide us with the allocation of your goodwill by reporting unit as of January 1, 2002 and when the impairment was measured. Tell us the components of each reporting unit. Explain to us in detail, including methods and all significant assumptions, your initial measurement of whether or not goodwill was impaired as of that date upon adoption of SFAS 142, and then later in fiscal 2002 when you determined that you had an impairment of goodwill. Highlight the factors that changed between these two dates. In addition, your response and disclosure should clearly explain why a decline in sales of $3.8 million in fiscal 2002 (2.8% of your fiscal 2001 revenues) could result in an impairment of $17.5 million in goodwill, $2.2 million in technology and know-how, and $2.0 million in customer base and a cash flow forecast reflecting a reduction in forecasted revenues of 33.7%. We would expect that such a significant reduction in revenues would need to be discussed and quantified to the extent practicable in MD&A.

Note 8. Stock Grants and Options and Stock Based Plans - Page F-23
13. See prior comment 24. Please revise to disclose, similar to your response that (a) dividends do not require declaration by the Board of Directors and (b) you accrue compensation expense at the end of each period. Also disclose the dividend rate/terms for the phantom stock.
14. See prior comment 24. Explain why you will record the issuance of phantom shares for Venusa as an additional cost to acquire the company and subsequent changes in the phantom stock as compensation expense.

Note 10. Capital Stock - Page F-27
15. See prior comment 17. You continue to state that Accellent`s capital stock is included in your consolidated balance sheets (i.e., that you pushed it down). Your response stated that you had revised the financial statements to only reflect the capital transactions with the parent as a capital contribution. Please revise or respond in detail to the questions raised in prior comment 17 to support the push down of the parent`s equity. In this regard, tell us and disclose why a discussion of the significant rights and terms of the parent`s equity is relevant in the financial statements of MDMI.
16. See prior comment 25. We note that you now reflect the beneficial conversion feature in the financial statements. Based upon your prior response, we thought that the beneficial conversion feature was attributable to the redeemable preferred stock reflected in your financial statements and not the preferred stock of your parent that was not pushed down. Since the beneficial conversion features related to shares not reflected in your financial statements, we question why it is appropriate to reflect it in your financial statements. Please revise or advise.

Note 15, Business Segments - Page F-34
17. We note that you aggregate your three identifiable operating segments into one reportable segment because you believe the identified segments meet the aggregation criteria of paragraph 17 of
SFAS 131. We also note that you began to evaluate your business using these three identifiable segments after June of 2004. Previously you only reviewed consolidated information. As noted in our prior comment, when looking at similar long-term performance, you should evaluate both past historical and future estimates using a reasonable period of time for each. It appears, based upon your response, that the Orthopaedics segment does not currently and has not historically had similar economic characteristics. In addition, while you expect improved gross margins, when do you actually expect this segment to have similar sales and sales trends, gross profit and gross profit margins, and EBITDA and EBITDA margins? What is you internal forecast for this segment? Your evaluation should be based upon company specific data and not upon another company`s economic information. Please explain in further detail why you believe that aggregation of this segment is appropriate under paragraph 17 of SFAS 131.

Note 16. Commitments and Contingencies - Page F-36
18. See prior comment 27. On page F-36, you disclose that dividends are cumulative and due upon conversion into common stock. You also disclose that to the extent all dividends had been declared a liability of $18.8 million and $12.8 million would have been recorded as of December 31, 2003 and 2002. On page F-28, where you discuss the dividend terms, you state that preferred shareholders are only entitled to dividends when, as, and if declared by the board of directors. The disclosure on page F-36 appears to state that the dividends become payable at the rate of 5% of liquidation valuation from date of issuance upon conversion. The disclosure on page F-28, appears to state that no dividends would be payable since none have been declared. Please reconcile. We also note on page F-29 that any declared and unpaid dividends are payable upon conversion. Is there any requirement for the board of directors to declare dividends? Please provide us with a representative sample of the terms of your dividends for the preferred stock. Why do you refer to paying accrued dividends in Note 17? When were the dividends declared and where are they reflected in your financial statements? What are MDMI`s obligations with respect to remitting capital back to the parent for the payment of dividends? Is this obligation the basis for the push down of these shares in your financial statements?

Unaudited Consolidated Condensed Financial Statements - Page F-44
19. Include details of accounts which have changed significantly in amount or composition since the end of the most recently completed fiscal year. Also disclose events subsequent to the end of the most recent fiscal year that have occurred and had a material impact. See
Item 10-01(a)(5) of Regulation S-X. For instance, address the increase in your operating lease obligations from $10 million as of
December 31, 2003 to $23 million as of September 30, 2004 and your other long-term liabilities which increased from $13,314,000 as of December 31, 2003 to $29,637,000 as of September 30, 2004.

Note 2. Acquisitions - Page F-48
20. Please tell us the significant components of the acquired other current assets of $26,491,000. We note that this amount does not appear to be reflected in your financial statements as of September
30, 2004.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Heather Tress at (202) 824-5263 or Kate Tillan at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924 with any other questions.


      Sincerely,



							David Ritenour
							Special Counsel


cc:	Christopher J. Walsh, Esq. (via fax)
	Scott A. Berdan, Esq. (via fax)


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Mr. Ron Sparks
Medical Device Manufacturing, Inc.
December 20, 2004
Page 1